

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2020

Paul Parrish
Senior VP & Chief Financial Officer
SecureWorks Corp
One Concourse Parkway NE
Suite 500
Atlanta, GA 30328

   Re: SecureWorks Corp
    Form 10-K for the Fiscal Year Ended January 31, 2019
    File No. 001-37748

Dear Mr. Parrish:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Technology